Exhibit 99.1

Apollomics Announces $10 Million Private Placement Transaction

FOSTER CITY, CALIF. – August 11, 2026 – Apollomics Inc. (Nasdaq: APLM) (“Apollomics” or the “Company”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced that it has entered into definitive subscription agreements (the “Subscription Agreements”) for a private placement transaction (the “Private Placement”) with certain accredited investors (the “Investors”), for an aggregate gross consideration of approximately $10.0 million. The Private Placement is expected to close on or about August 14, 2026, subject to the satisfaction of customary closing conditions.

The Private Placement comprises the issuance of an aggregate of up to 700,001 Class A ordinary shares, par value $0.01 per share, of the Company (the “Class A Shares”) under the following tranches:

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Cash Investment: Cash subscriptions for an aggregate of 533,334 Class A Shares at a purchase price of $15.00 per share, generating aggregate gross cash proceeds of approximately $8.0 million before fees and expenses.

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Note Conversion: The automatic conversion of the outstanding $2.0 million principal amount of that certain unsecured Convertible Promissory Note, dated March 30, 2026, held by Mr. Hung-Wen (Howard) Chen, the Company’s Chairman and Chief Executive Officer. Pursuant to the terms of the Note, the conversion price is set at $12.00 per share, representing 80% of the purchase price paid by cash investors in the PIPE Transaction, resulting in the issuance of 166,667 Class A Shares at closing.

The cash portion of the Private Placement includes participation from certain unaffiliated accredited investors, as well as several of the Company’s executive officers and directors (or their affiliates), including Chief Executive Officer Hung-Wen (Howard) Chen, Chief Financial Officer Peter Kuan-How Lin, and Maxpro Investment Co., Ltd. (an affiliate of Chief Operating Officer Yi-Kuei (Alex) Chen).

No placement agents or underwriters were utilized in connection with the Private Placement, and no finder’s fees or commissions are payable.

The Class A Shares to be issued in the Private Placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Investors. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Investors have agreed that all Class A Shares issued at closing will be restricted securities subject to customary holding periods under Rule 144.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Apollomics Inc., nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and other countries.

For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2025, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contacts

Peter Lin, Chief Financial Officer

Apollomics, Inc.

1-650-209-4055

peter.lin@apollomicsinc.com

Peter Vozzo

ICR Healthcare

1-443-213-0505

Peter.Vozzo@icrhealthcare.com